UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December 2022
Commission File Number 333-262328

Sands China Ltd.
(Exact name of registration as specified in its charter)

The Venetian Macao Resort Hotel, L2 Executive Offices
Estrada da Baía de N. Senhora da Esperança, s/n
Macao
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

This report contains Sands China Ltd.’s (the “Company”) announcement, dated December 18, 2022, that on December 16, 2022, the Company’s subsidiary, Venetian Macau Limited (“VML”) was awarded a gaming concession for the operation of casino games of chance in Macao by means of a dispatch of the Macao Chief Executive and pursuant to a gaming concession contract entered into with Macao, following the completion of the changes to the share capital of VML on December 7, 2022.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement, dated December 18, 2022, entitled “Inside Information – Update on Gaming Concession Tendering Process – Award of Gaming Concession”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sands China Ltd.

Date: December 18, 2022	By:	/s/ Dylan James Williams
	Name:	Dylan James Williams General Counsel and Company Secretary